THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Ref. No. TC 317/2009

September 10, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 036/2009**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2009

  Date: September 10, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

09047041

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dw 9/30

Summary Translation Letter
To the Stock Exchange of Thailand
September 10, 2009

TC-CP 036/2009

September 10, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.7/2009

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No.7/2009 held on September 9, 2009 at 13.30 o'clock at the Meeting Room No.2005, 20th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Samsen Nai, Phayathai, Bangkok 10400, adopted the following resolutions:

1. Approving the issue and offer of debentures in the total amount not exceeding Baht 7 billion. The debentures may be issued and offered in one or more tranches or in one or more occasions. The debentures may be offered to the public and/or institutional investors and/or high net worth investors in accordance with the relevant notifications of the Securities and Exchange Commission and the Capital Market Supervisory Board. The proceeds from the debenture issuance will be applied toward to the prepayment of all the existing loans of the Company. The Meeting also authorizes the Executive committee or the persons authorized by the Executive committee to do and perform all acts and things considered necessary for the issue and offer of the debenture or desirable for the purpose of facilitating or implementing the issue and offer of the debenture.

2. Approving the holding of the Extraordinary General Meeting of Shareholders No. 1/2009 on 14 October 2009 at 13.00 o'clock at Lert Wanalai Ballroom, Swissotel Nai Lert Park Bangkok, No.2 Wireless Road, Pathumwan, Bangkok 10330 to consider the following agenda:

Agenda Item 1	Matters to be informed;
Agenda Item 2	To consider and adopt the Minutes of the Annual General Meeting of the Shareholders for the Year 2009, which was held on 9 April 2009;
Agenda Item 3	To consider the issue and offer of debentures in the total amount not exceeding Baht 7 billion;
Agenda Item 4	Other matters, (if any).

   The list of the shareholders having the right to attend the Extraordinary General Meeting of Shareholders No.1/2009 shall be compiled on September 24, 2009 as required by section 225 of the Securities and Exchange Act, and the Company's share register be closed on September 25, 2009.